April 4, 2006

United States Securities and Exchange Commission
Attention: Greg Belliston, Esq.
Division of Corporate Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	China Hospitals, Inc. (the “Company”)
Application for Withdrawal of Registration Statement on Form F-1 and all amendments thereto
File No. 333-122805

Dear Mr. Belliston:

The Company hereby respectfully requests that its Registration Statement on Form F-1, file no. 333-122805, filed with the Securities and Exchange Commission on February 14, 2005 (the “Registration Statement”), and all amendments thereto, be withdrawn pursuant to Rule 477 of the Securities Act of 1933.

A request for acceleration of effectiveness of the Registration Statement has not been and will not be filed by the Company.  No securities were sold pursuant to the Registration Statement.  The Registration Statement is being withdrawn so that the Company may seek a new underwriting firm to arrange financing for the Company.  The Company may undertake a subsequent private offering in reliance on Rule 155(c) no earlier than 30 calendar days after the effective date of this application for withdrawal

If you have any comments or questions, please do not hesitate to contact the undersigned.  Thank you for your attention to this matter.

Very truly yours,

China Hospitals, Inc.

/s/ Frank Hu

BY:	Frank Hu
ITS:	CEO and President